Exhibit 3.1A

Articles of Amendment

to

Articles of Incorporation of

SEMORAN FINANCIAL CORPORATION

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation:

AMENDMENTS ADOPTED - (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Articles Title(s) being amended, added or deleted:

ARTICLE IV, SECTION B: “SERIES A PREFERRED STOCK” PARTS 1 AND 3 ARE HEREBY AMENDED AS FOLLOWS:

1.             Designation and Amount.  There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock,” and the number of shares constituting such series shall be 375,000.

3.             Conversion.

3.1           Automatic Conversion.  Upon the earlier to occur of (i) immediately prior to the consummation of any transaction resulting in a Change of Control of the Corporation, or (ii) April 1, 2009 (the “Conversion Date”), each share of Series A Preferred Stock outstanding shall be converted automatically without any requirement of notice or any other action on the part of the Corporation, any holder of Series A Preferred Stock or any other Person, into one share of Common Stock of the Corporation (the “Conversion Rate”).  Upon the conversion of the Series A Preferred Stock, the holders of the Series A Preferred Stock shall deliver the certificate or certificates therefore to the principal office of the Corporation.

3.2           Reservation of Shares.  The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock, enough shares of Common Stock to issue all shares of Common Stock issuable upon conversion of the Series A Preferred Stock and shall at all times maintain any legally required capital or surplus to effectuate the foregoing.  All shares of Common Stock that may be issued upon conversion of shares of Series A Preferred Stock shall be, when so issued, validly issued, fully paid and nonassessable.  In order that the Corporation may issue shares of Common Stock upon conversion of shares of Series A Preferred Stock, the Corporation shall comply with all applicable federal and state securities laws.

If an amendment provides for exchange, reclassification, or cancellation of issued hares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

The date of each amendment(s) adoption:   ADOPTED ON MAY 24, 2007 AT A SPECIAL MEETING OF THE BOARD OF DIRECTORS.

Effective date if applicable: UPON FILING.

Adoption of Amendment(s)	(CHECK ONE)

☐                                    The amendment(s) was/were approved by the shareholders.  The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐                                    The amendment(s) was/were approved by the shareholders through voting groups.  The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):

“The number of votes cast for the amendment(s) was/were sufficient for approval by          .”

☒                                                                                  The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐                                                                                    The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

SEMORAN FINANCIAL CORPORATION

Signature:	/s/ Lloyd J. Weber
By: Lloyd J. Weber
Title: Chairman and Chief Executive Officer